December 19, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re: Affirmative Insurance Holdings, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 17, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2008

Form 10-Q for the Quarter Ended June 30, 2008

Filed August 8, 2008

File No. 000-50795

Dear Mr. Rosenberg:

This letter is in response to your comments contained in your letter dated October 28, 2008 concerning the above-referenced filings.

Form 10-K for the Year Ending December 31, 2007

Quantitative and Qualitative Disclosures about Market Risks

Interest rate risk, page 59
  Based on your disclosure in Note 12 it appears that interest on the $200 million senior term loan is variable and this debt is subject to interest rate risk. Please revise your disclosure to provide the quantitative and qualitative information about interest rate risk for this debt as required by Rule 305 of Regulation S-K or tell us why it is not required.

  Response:

  We included this information on page 31 on Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008 and will continue to include this information in future filings:

  Our senior term loan is also subject to interest rate risk. The interest rate is determined at the beginning of each interest period based on the alternative base rate (ABR) or the adjusted LIBOR rate as defined in the credit agreement. The ABR is the greater of (a) the prime rate plus 2.50% or (b) the federal funds rate plus 3.00%. The adjusted LIBOR rate is the one, two, three or six month LIBOR rate plus a margin of 3.50%. In April 2007, we entered into an interest rate swap with a notional amount of $50.0 million that was designated as a hedge of variable cash flows associated with that portion of the senior term loan. For this swap, we pay a fixed rate of 4.993% and receive a three-month LIBOR rate. This swap expires in April 2011. In January 2008, we entered into an additional interest rate swap with a notional amount of $95.0 million that was also designated a hedge of variable cash flows associated with the senior term loan. The notional amount of the swap gradually declines to $45.0 million prior to its expiration and was $85.0 million as of September 30, 2008. For this swap, we pay a fixed rate of 3.031% and receive a three-month LIBOR rate.

  The unhedged portion of the senior term loan was $2.0 million as of September 30, 2008. As a result, the unhedged portion of the senior term loan does not have a material amount of interest rate risk.

  Consolidated Financial Statements

  Notes to Consolidated Financial Statements

  2.Summary of Significant Accounting Policies

  Deferred Policy Acquisition Costs, page 71
  It appears that you have revised your accounting policy to include advertising costs in policy acquisition costs. Please revise your disclosure to clarify the type of advertising costs included in the policy acquisition costs. Explain to us how these advertising costs vary with and are primarily related to the acquisition of new and renewal insurance contracts under paragraph 28 of SFAS 60. Also, please tell us how this policy is consistent with your accounting policy for advertising costs disclosed in your 2006 10-K and explain to us why you deleted your accounting policy for advertising in this filing.

  Response:

  Since our adoption of SFAS No. 60, we have followed the guidelines of paragraph 28 to determine which of our acquisition costs vary with and are primarily related to the acquisition and renewal of insurance policies. During the preparation of the 2007 10-K, it was determined that the disclosure of the accounting policies included in the 2006 10-K were not completely accurate with regard to our ongoing deferred policy acquisition costs and advertising accounting policies. We have included advertising costs in policy acquisition costs for a number of years to publicize and generate demand within our primary retail production channel. The advertising costs that were included in policy acquisition costs were primarily television and radio advertising and yellow pages. The customers respond to the advertising by calling in for an insurance policy quote.

  The overall impact of including advertising costs in deferred acquisition costs was immaterial. The impact of including advertising costs in policy acquisition costs was to increase/(reduce) net income by approximately $(480,000), $(45,000) and $100,000 for the years ended December 31, 2007, 2006 and 2005, respectively. This represented (5.0%), (0.5)% and 0.5% of net income for 2007, 2006 and 2005, respectively. The impact on assets and equity of including advertising costs in policy acquisition costs was 0.3% of total assets and 0.7% of total shareholder's equity, respectively, as of December 31, 2007.

  Due to the immateriality of the amounts above, we did not make any disclosure regarding these changes made between the 2006 and 2007 10-K reports.

  Definitive Proxy Statement on Schedule 14A filed April 29, 2008

  Compensation Discussion and Analysis, page 14
  We note that annual cash bonuses are linked to the achievement of short-term corporate and individual performance goals. Please revise your discussion to identify the corporate and individual goals used to determine Messr. Callahan's, McPadden's, Bondi's and Fisher's discretionary bonuses.

  Response:

  The bonuses paid to Messrs. Callahan, McPadden, Bondi and Fisher were based upon the Compensation Committee's subjective assessment of overall corporate performance and each officer's individual performance. As disclosed in the proxy statement, the Company annually sets performance goals, some of which may be quantifiable performance measures included in the Company's annual budgeting process, and others of which may be subjective and unquantifiable operational and strategic goals. However, the payment of annual bonuses for 2007 was not based on the achievement of any one or more specific financial, operational, strategic or individual goals that were communicated in advance to each executive officer, and, as disclosed in the proxy statement, there was no formal policy for allocating among the achievement of the various corporate financial, operational and strategic performance goals and/or various individual performance expectations. Rather, the bonuses were determined in the sole discretion of the Compensation Committee based upon its retrospective subjective assessment of overall 2007 corporate performance and each individual's performance. As a result, the Company reported these bonus payments under Column D ("Bonus") of the Summary Compensation Table and not Column (G) ("Non-Equity Incentive Plan Compensation"). See Question 119.02 (January 24, 2007) of the Staff's Regulation S-K Compliance and Disclosure Interpretations.

  In response to the Staff's comment, in future filings, we will clarify our disclosure with regard to the link between performance and annual bonus compensation. To the extent we again implement a fully discretionary annual bonus program, we will revise the first paragraph under "Executive Compensation Objectives" and the disclosure under "Annual Bonus Compensation," respectively, to read substantially as follows:

  *******

  "Executive Compensation Objectives

  Our executive compensation packages are designed to attract and retain talented and experienced executive officers who are willing to have a significant amount of their own compensation dependent upon the performance of our Company and their contribution to its success. In addition to competitive base salaries, we reward our executive officers with both annual discretionary cash bonuses based on short-term corporate and individual performance and long-term equity incentive awards linked to the performance of our stock price. We believe that our compensation packages align the interests of our executive officers with the interests of our stockholders. All of the compensation paid or payable to our named executive officers on this proxy statement has been approved by our Compensation Committee."

  *******

  "Annual Discretionary Bonus Compensation

  Our executive officers are eligible to receive additional cash compensation in the form of annual discretionary cash bonuses. The purpose of our bonus compensation is to allow Affirmative to secure and retain the services of our executive officers. Four of our named executive officers, Messrs. McClure, Fisher, McPadden and Bondi, have employment contracts that contractually guarantee their annual target bonus percentages (in each case, 50% of their respective base salaries). The target annual bonus percentage for our Chief Executive Officer is set by the Compensation Committee on an annual basis. The Compensation Committee has the sole discretion to determine whether to pay a bonus and may adjust bonus payments above or below the stated target bonus percentage in its sole discretion. The Compensation Committee receives input and recommendations from the Chief Executive Officer with respect to bonus awards payable to other executive officers. The Compensation Committee's bonus determinations are subjectively determined and based on overall corporate performance and each executive's individual performance. Bonus determinations, however, are not based on a specific formula or the achievement of one or more quantifiable objective corporate or individual goals."

  Form 10-Q for the Quarter Ended June 30, 2008

  Notes to the Consolidated Financial Statements, page 7

  8. Fair Value of Assets and Liabilities, page 14
  Where you disclose that you use independent pricing services and non-binding broker prices to assist you in determining fair values, consider disclosing the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may included the following:
    The nature and amount of assets you valued using broker quotes or prices you obtained in the fair value hierarchy;

  Response:

  We added the following language on page 15 on Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008 and will continue to include this information in future filings:

  All of the fair values of securities disclosed in Level 2 are estimated based on independent third-party pricing services.

  The Company's Level 3 financial assets include certain illiquid auction-rate securities. As a result of failed auctions and the unavailability of observable market inputs for certain auction-rate securities as a result of liquidity issues in the global credit and capital market, the fair value of these securities is estimated using third-party valuation sources. For these securities, we obtained prices from our broker and an independent third-party pricing service. We used the prices received from the third-party service to value these securities. These prices were more conservative (i.e. lower) than the prices we received from our broker.

      The number of quotes or prices you generally obtain per instrument, and if you obtain multiple quote or prices, how do you determine the ultimate value you used in your financial statements;

  Response:

  We added the following language (as noted in the response above for our auction-rate securities) on page 15 on Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008 and will continue to include this information in future filings:

  For these securities, we obtained prices from our broker and a third-party pricing service. We used the prices received from the third-party service to value these securities.

  Unless we have evidence to question the valuation methodology, we will always utilize third-party results to determine the ultimate value used in our financial statements in those cases where we obtain multiple quotes or prices.

      Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

  Response:

  At this point in time, we have not adjusted quotes or prices that we have obtained from brokers or pricing services.

      The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

  Response:

  As noted in the response to the first bullet item above, all of the fair values for our Level 2 and Level 3 investments are valued using quotes or prices obtained from third parties except as described above. Fair values from third parties based on observable market information are classified as Level 2 and fair values from third parties based on unobservable inputs and/or proprietary models are classified as Level 3.

      The procedure you perform to validate the process you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair market hierarchy.

  Response:

  We added the following language on page 14 on Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008 and will continue to include this information in future filings:

  The Company evaluates the various types of financial assets and liabilities to determine the appropriate fair value hierarchy based upon trading activity and the observability of market inputs. The Company employs control processes to validate the reasonableness of the fair value estimates of its assets and liabilities, including those estimates based on prices and quotes obtained from independent third-party sources. The Company's procedures generally include, but are not limited to, initial and on going evaluation of methodologies used by independent third- parties and monthly analytical reviews of the prices against current pricing trends and statistics.

  * * * *

  As also requested in your letter, we acknowledge that:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you have any questions or comments, please feel free to contact me directly at 630.560.7205.

  Sincerely,

  Michael J. McClure

  Executive Vice President and

  Chief Financial Officer